UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BRICKELL BIOTECH, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

10802T105

(CUSIP Number)

Robert B. Brown

c/o Brickell Biotech, Inc.

5777 Central Avenue, Suite 102

Boulder, CO 80301

 Tel. (720) 565-4755

with copies to:

Anna T. Pinedo
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Tel. (212) 506-2275
Fax (212) 849-5767

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

September 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Palisade Concentrated Equity Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 980,030 shares
	8	SHARED VOTING POWER 1,073,374 shares
	9	SOLE DISPOSITIVE POWER 980,030 shares
	10	SHARED DISPOSITIVE POWER 1,073,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Based on a total of 27,787,081 shares of the Issuer’s common stock outstanding as of August 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2020 for the quarter ended June 30, 2020.

CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Palisade Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,781 shares
	8	SHARED VOTING POWER 1,073,374 shares
	9	SOLE DISPOSITIVE POWER 51,781 shares
	10	SHARED DISPOSITIVE POWER 1,073,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

Based on a total of 27,787,081 shares of the Issuer’s common stock outstanding as of August 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2020 for the quarter ended June 30, 2020.

CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Dennison T. Veru
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,563 shares
	8	SHARED VOTING POWER 1,073,374 shares
	9	SOLE DISPOSITIVE POWER 41,563 shares
	10	SHARED DISPOSITIVE POWER 1,073,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on a total of 27,787,081 shares of the Issuer’s common stock outstanding as of August 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2020 for the quarter ended June 30, 2020.

CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Palisade Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,073,374 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,073,374 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,374 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.86%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Based on a total of 27,787,081 shares of the Issuer’s common stock outstanding as of August 12, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2020 for the quarter ended June 30, 2020.

Amendment No. 1 to Schedule 13D

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on September 16, 2019 (the “Original Schedule 13D”) by Palisade Concentrated Equity Partnership II, L.P. (“Palisade”), Palisade Capital Advisors, LLC, Dennison T. Veru and Palisade Capital Management, LLC (collectively, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Brickell Biotech, Inc. (the “Issuer”). As of the date of this filing, Dennison T. Veru is a member of the Issuer’s board of directors. This is the final amendment to the Original Schedule 13D and constitutes an “exiting filing” for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of Original Schedule 13D is hereby amended and supplemented with the following information:

“As a result of an increase in the number of the Issuer’s issued and outstanding Common Stock, the Reporting Persons’ beneficial ownership has decreased below 5% of the Issuer’s outstanding shares.”

Item 5	Interest in Securities of the Issuer

Item 5 of Original Schedule 13D is hereby amended and supplemented with the following information:

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on September 14, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2020

PALISADE CONCENTRATED EQUITY	/s/ Dennison T. Veru
PARTNERSHIP II, L.P.	Dennison T. Veru

PALISADE CAPITAL ADVISORS, LLC	/s/ Dennison T. Veru
Dennison T. Veru

DENNISON T. VERU	/s/ Dennison T. Veru
Dennison T. Veru

PALISADE CAPITAL MANAGEMENT, L.L.C.	/s/ Dennison T. Veru
Dennison T. Veru

Annex A

Directors and Officers of Palisade Capital Management, L.L.C.

Name	Principal Business/ Occupation

Alison A. Berman	Co-Chairman of the Board of Directors, President & Chief Executive Officer

Steven E. Berman	Vice Chairman of the Board of Directors

Jack Feiler	Vice Chairman of the Board of Directors

Michael Feiler	Director, Managing Director of Private Wealth Management

Frank Galdi	Chief Risk Officer

Bradley R. Goldman	General Counsel & Chief Compliance Officer

Jeffrey D. Serkes	Director, Senior Advisor

Beata Tannuzzo	Chief Financial Officer

Dennison T. Veru	Chief Investment Officer & Co-Chairman

The address for each director and officer is One Bridge Plaza, Suite 695, Fort Lee, NJ 07024